Securities and Exchange Commission

Washington, D.C. 20549

Schedule TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

(Amendment No.         )*

RESTORATION HARDWARE, INC.

(Name of Subject Company (issuer))

RESTORATION HARDWARE, INC.

(Names of Filing Person (offeror))

Options to Purchase Shares of Common Stock, Par Value $0.0001 per Share

(Title of Class of Securities)

760981100

(CUSIP Number of Class of Securities of Underlying Common Stock)

Gary G. Friedman

Chairman, President and Chief Executive Officer

15 Koch Road, Suite J

Corte Madera, California 94925

(415) 924-1005

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing person)

With a Copy to:

Gavin B. Grover, Esq.

Morrison & Foerster LLP

425 Market Street

San Francisco, California 94105-2482

(415) 268-7000

Calculation of Filing Fee

Transaction valuation*	Amount of filing fee**
$361,994.00	$14.23

*	Calculated solely for purposes of determining the filing fee. This amount is based on the Black-Scholes-Merton option valuation model, and assumes that all outstanding options eligible for tender covering an aggregate of 294,484 shares of the common stock of Restoration Hardware, Inc. will be amended pursuant to this offer, which may not occur.

**	The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, is based on a rate equal to $39.30 per $1,000,000 of transaction valuation. The transaction valuation set forth above was calculated for the sole purpose of determining the filing fee, and should not be used or relied upon for any other purpose.

☐ Check the box if any part of the fee is offset as provided by Rule 0–11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:

Form or Registration No.:

Filing Party:

Date Filed:

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐ third-party tender offer subject to Rule 14d–1.

☒ issuer tender offer subject to Rule 13e–4.

☐ going-private transaction subject to Rule 13e–3.

☐ amendment to Schedule 13D under Rule 13d–2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

Item 1.	Summary Term Sheet

The information set forth under the heading “Summary Term Sheet” in the Offer to Amend Eligible Options, dated March 17, 2008, filed as Exhibit 99.(a)(1)(A) hereto (the “Offering Memorandum”), is incorporated herein by reference.

Item 2.	Subject Company Information

(a) Name and Address. The name of the issuer is Restoration Hardware, Inc., a Delaware corporation (the “Company”). The address of the Company’s principal executive offices is 15 Koch Road, Suite J, Corte Madera, California 94925 and the telephone number of that address is (415) 924-1005. The information set forth in the Offering Memorandum under Section 11 (“Information Concerning the Company”) is incorporated herein by reference.

(b) Securities. This Tender Offer Statement on Schedule TO relates to an offer by the Company to amend outstanding “Eligible Options” (as defined in the Offering Memorandum) held by current employees subject to taxation in the United States so that those options will not be subject to adverse tax consequences under Internal Revenue Code Section 409A. Each “Eligible Optionee” (as defined in the Offering Memorandum) may elect to amend his or her Eligible Options to increase the exercise price per share of common stock, par value $0.0001 per share, of the Company purchasable thereunder and become eligible to receive a “Cash Bonus” (as defined in the Offering Memorandum) from the Company, all upon the terms and subject to the conditions set forth in the Offering Memorandum and the related Election Form attached hereto as Exhibit 99.(a)(1)(B) (the “Election Form”) and Stock Option Amendment and Cash Bonus Agreement attached hereto as Exhibit 99.(a)(1)(F) (the “Amendment Agreement” and, together with the Offering Memorandum and the Election Form, as they may each be amended or supplemented from time to time, the “Offer”). The Offer is currently set to expire at 11:59 p.m. Pacific Time on April 28, 2008, but may be extended (such time and date, the “Expiration Date”). As of March 3, 2008, Eligible Options to purchase 294,484 shares of common stock of the Company were outstanding.

The information set forth in the Offering Memorandum on the introductory pages and under “Summary Term Sheet,” Section 1 (“Eligible Optionees; Eligible Options; Amendment of Eligible Options and Cash Bonus; Expiration Date; Additional Considerations”), Section 3 (“Status of Eligible Options Not Amended”), Section 6 (“Acceptance of Eligible Options for Amendment and Commitment to Pay Cash Bonus With Respect to Amended Options”) and Section 9 (“Source and Amount of Consideration; Terms of Amended Options”) is incorporated herein by reference.

(c) Trading Market and Price. The information set forth in the Offering Memorandum under Section 8 (“Price Range of Common Stock Underlying the Options”) is incorporated herein by reference.

Item 3.	Identity and Background of Filing Person

The Company is the filing person and the subject company. The information set forth under Item 2(a) above is incorporated herein by reference. The information set forth in the Offering Memorandum under Section 12 (“Interests of Directors and Officers; Transactions and Arrangements Concerning the Options; and Material Agreements with Directors and Officers”) is incorporated herein by reference.

Item 4.	Terms of the Transaction

(a) Material Terms. The information set forth in the Offering Memorandum on the introductory pages and under “Summary Term Sheet,” Section 1 (“Eligible Optionees; Eligible Options; Amendment of Eligible Options and Cash Bonus; Expiration Date; Additional Considerations”), Section 3 (“Status of Eligible Options Not Amended”), Section 4 (“Procedures for Tendering Eligible Options”), Section 5 (“Withdrawal Rights”), Section 6 (“Acceptance of Eligible Options for Amendment and Commitment to Pay Cash Bonus With Respect to Amended Options”), Section 7 (“Conditions of the Offer”), Section 9 (“Source and Amount of Consideration; Terms of Amended Options”), Section 10 (“Amended Options Will Not Differ from Eligible Options”), Section 13 (“Status of Options Accepted by Us in the Offer; Accounting Consequences of the Offer”), Section 14 (“Legal Matters; Regulatory Approvals”), Section 15 (“Material U.S. Federal Income Tax Consequences”), Section 16 (“Extension of the Offer; Termination; Amendment”) and Section 19 (“Forward-Looking Statements; Miscellaneous”) is incorporated herein by reference.

(b) Purchases. None of the current or former officers or members of the Board of Directors of the Company is eligible to participate in the Offer, nor is any affiliate of the Company eligible to participate in the Offer, and, accordingly, no securities of such officers, directors or affiliates are to be purchased in the Offer.

Item 5.	Past Contacts, Transactions, Negotiations and Agreements

Agreements Involving the Subject Company’s Securities. The information set forth in the Offering Memorandum under Section 1 (“Eligible Optionees; Eligible Options; Amendment of Eligible Options and Cash Bonus; Expiration Date; Additional Considerations”) and Section 12 (“Interests of Directors and Officers; Transactions and Arrangements Concerning the Options; and Material Agreements with Directors and Officers”) is incorporated herein by reference.

Item 6.	Purposes of the Transaction and Plans or Proposals

(a) Purposes. The information set forth in the Offering Memorandum under Section 2 (“Purpose of the Offer”) is incorporated herein by reference.

(b) Use of Securities Acquired. The information set forth in the Offering Memorandum under Section 6 (“Acceptance of Eligible Options for Amendment and Commitment to Pay Cash Bonus With Respect to Amended Options”) and Section 13 (“Status of Options Accepted by Us in the Offer; Accounting Consequences of the Offer”) is incorporated herein by reference.

(c) Plans. The information set forth in the Offering Memorandum under Section 1 (“Eligible Optionees; Eligible Options; Amendment of Eligible Options and Cash Bonus; Expiration Date; Additional Considerations”) and Section 12 (“Interests of Directors and Officers; Transactions and Arrangements Concerning the Options; and Material Agreements with Directors and Officers”) is incorporated herein by reference.

Item 7.	Source and Amount of Funds or Other Consideration

(a) Source of Funds. The information set forth in the Offering Memorandum under Section 9 (“Source and Amount of Consideration; Terms of Amended Options”) and Section 17 (“Fees and Expenses”) is incorporated herein by reference.

(b) Conditions. The information set forth in the Offering Memorandum under Section 7 (“Conditions of the Offer”) is incorporated herein by reference.

(d) Borrowed Funds. Not applicable.

Item 8.	Interest in Securities of the Subject Company

(a) Securities Ownership. The information set forth in the Offering Memorandum under Section 12 (“Interests of Directors and Officers; Transactions and Arrangements Concerning the Options; and Material Agreements with Directors and Officers”) is incorporated herein by reference.

(b) Securities Transactions. The information set forth in the Offering Memorandum under Section 12 (“Interests of Directors and Officers; Transactions and Arrangements Concerning the Options; and Material Agreements with Directors and Officers”) is incorporated herein by reference.

Item 9.	Persons/Assets, Retained, Employed, Compensated or Used

Solicitations or Recommendations. Not applicable.

Item 10.	Financial Statements

(a) Financial Information. The information set forth in the Offering Memorandum under Section 11 (“Information Concerning the Company”) and Section 18 (“Additional Information”) is incorporated herein by reference. The information set forth in Item 8 (“Consolidated Financial Statements and Supplementary Data”) of the Company’s Form 10-K for the fiscal year ended February 3, 2007 and in Item 1 (“Condensed Consolidated Financial Statements”) of the Company’s Form 10-Q for the quarterly period ended November 3, 2007 is incorporated herein by reference.

(b)	Pro Forma Information. Not applicable.

Item 11.	Additional Information

(a) Agreements, Regulatory Requirements and Legal Proceedings. The information set forth in the Offering Memorandum under Section 12 (“Interests of Directors and Officers; Transactions and Arrangements Concerning the Options; and Material Agreements with Directors and Officers”) and Section 14 (“Legal Matters; Regulatory Approvals”) is incorporated herein by reference.

(b) Other Material Information. Not applicable.

Item 12.	Exhibits

The Exhibit Index included in this Schedule TO is incorporated herein by reference.

Item 13.	Information Required by Schedule 13E–3

Not applicable.

Signature. After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

RESTORATION HARDWARE, INC.

By:	/s/ Chris Newman
Name:	Chris Newman
Title:	Senior Vice President, Chief Financial Officer and Secretary

Dated:	March 17, 2008

EXHIBIT INDEX

Exhibit Number	Description

99.(a)(1)(A)	Offer to Amend Eligible Options dated March 17, 2008.

99.(a)(1)(B)	Form of Election Form.

99.(a)(1)(C)	Form of Email: Election Confirmation Statement (Pre-Expiration Time).

99.(a)(1)(D)	Form of Email Regarding Failure to Make an Election.

99.(a)(1)(E)	Form of Email: Final Election Confirmation Statement (Post-Expiration Time).

99.(a)(1)(F)	Form of Stock Option Amendment and Cash Bonus Agreement.

99.(a)(1)(G)	E-mail of Announcement of Tender Offer dated March 17, 2008.

99.(a)(1)(H)	Restoration Hardware, Inc.’s Form 10-K for the fiscal year ended February 3, 2007, filed with the Securities and Exchange Commission on April 11, 2007 and incorporated herein by reference.

99.(a)(1)(I)	Restoration Hardware, Inc.’s Form 10-Q for the quarterly period ended November 3, 2007, filed with the Securities and Exchange Commission on December 13, 2007 and incorporated herein by reference.

99.(b)	Not applicable.

99.(d)(1)(A)	1998 Stock Incentive Plan Amended and Restated on October 9, 2002 (incorporated by reference to exhibit number 10.1 of Form 10-Q for the quarterly period ended November 2, 2002 filed by Restoration Hardware, Inc. with the Securities and Exchange Commission on December 23, 2002).

99.(d)(1)(B)	Form of Notice of Grant of Stock Option and Stock Option Agreement for the Discretionary Option Grant Program under the Restoration Hardware, Inc. 1998 Stock Incentive Plan as Amended and Restated October 9, 2002 (incorporated by reference to exhibit number 10.1 of Form 8-K filed by Restoration Hardware, Inc. with the Securities and Exchange Commission on November 9, 2004).

99.(d)(1)(C)	Form of Notice of Grant of Stock Option, Stock Option Agreement and Early Exercise Stock Purchase Agreement for the Automatic Option Grant Program under the Restoration Hardware, Inc. 1998 Stock Incentive Plan as Amended and Restated October 9, 2002 (incorporated by reference to exhibit number 10.2 of Form 8-K filed by Restoration Hardware, Inc. with the Securities and Exchange Commission on November 9, 2004).

99.(d)(1)(D)	Form of Notice of Grant of Stock Option and Stock Option Agreement for the Director Fee Option Grant Program under the Restoration Hardware, Inc. 1998 Stock Incentive Plan as Amended and Restated October 9, 2002 (incorporated by reference to exhibit number 10.3 of Form 8-K filed by Restoration Hardware, Inc. with the Securities and Exchange Commission on November 9, 2004).

99.(d)(1)(E)	Restoration Hardware, Inc. 1998 Stock Incentive Plan, as Amended and Restated on April 9, 2007 (incorporated by reference to exhibit number 10.2 of Form 10-Q for the quarterly period ended May 5, 2007 filed by Restoration Hardware, Inc. with the Securities and Exchange Commission on June 14, 2007).

99.(d)(1)(F)	Restoration Hardware, Inc. 2007 Stock Incentive Plan (incorporated by reference to exhibit number 10.1 of Form 10-Q for the quarterly period ended August 4, 2007 filed by Restoration Hardware, Inc. with the Securities and Exchange Commission on September 13, 2007).

99.(d)(1)(G)	Form of Stock Option Agreement for Employees under the Restoration Hardware, Inc. 2007 Stock Incentive Plan (incorporated by reference to exhibit number 10.2 of Form 10-Q for the quarterly period ended August 4, 2007 filed by Restoration Hardware, Inc. with the Securities and Exchange Commission on September 13, 2007).

99.(d)(1)(H)	Form of Non-Plan Notice of Grant of Stock Option and Stock Option Agreement (incorporated by reference to exhibit number 10.42 of Form 10-Q for the quarterly period ended November 3, 2001 filed by Restoration Hardware, Inc. with the Securities and Exchange Commission on December 18, 2001).

99.(d)(1)(I)	Notice of Grant of Stock Option and Option Agreement between Restoration Hardware, Inc. and Gary G. Friedman, dated March 18, 2001 (incorporated by reference to exhibit number 10.3 of Form 10-Q for the quarterly period ended August 3, 2002 filed by Restoration Hardware, Inc. with the Securities and Exchange Commission on September 17, 2002).

99.(d)(1)(J)	Notice of Grant of Stock Option and Stock Option Agreement between Restoration Hardware, Inc. and Gary G. Friedman, dated February 5, 2004 (incorporated by reference to exhibit number 10.3 of Form 10-Q for the quarterly period ended May 1, 2004 filed by Restoration Hardware, Inc. with the Securities and Exchange Commission on June 7, 2004).

99.(d)(1)(K)	Notice of Grant of Stock Option and Stock Option Agreement between Restoration Hardware, Inc. and Gary G. Friedman, dated February 5, 2004 (incorporated by reference to exhibit number 10.5 of Form 10-Q for the quarterly period ended May 1, 2004 filed by Restoration Hardware, Inc. with the Securities and Exchange Commission on June 7, 2004).

99.(d)(1)(L)	Employment Offer Letter, dated February 28, 2006, from Restoration Hardware, Inc. to Chris Newman (incorporated by reference to exhibit number 10.44 of Form 10-K for the fiscal year ended January 28, 2006 filed by Restoration Hardware, Inc. with the Securities and Exchange Commission on April 12, 2006).

99.(d)(1)(M)	Employment Offer Letter, dated May 9, 2006, from Restoration Hardware, Inc. to Ken Dunaj (incorporated by reference to exhibit number 10.45 of Form 10-Q for the quarterly period ended July 29, 2006 filed by Restoration Hardware, Inc. with the Securities and Exchange Commission on September 7, 2006).

99.(d)(1)(N)	Agreement and Plan of Merger, dated November 8, 2007, by and among Restoration Hardware, Inc., Home Holdings, LLC and Home Merger Sub, Inc. (incorporated by reference to exhibit number 2.1 of Form 8-K filed by Restoration Hardware, Inc. with the Securities and Exchange Commission on November 8, 2007).

99.(d)(1)(O)	Amendment No. 1 to Offer Letter between the Company and Chris Newman dated November 15, 2007 (incorporated by reference to exhibit number 10.1 of Form 8-K filed by Restoration Hardware, Inc. with the Securities and Exchange Commission on November 16, 2007).

99.(d)(1)(P)	Amendment No. 1 to Offer Letter between the Company and Ken Dunaj dated November 15, 2007 (incorporated by reference to exhibit number 10.2 of Form 8-K filed by Restoration Hardware, Inc. with the Securities and Exchange Commission on November 16, 2007).

99.(d)(1)(Q)	Employment Offer Letter, dated June 2, 2006, from Restoration Hardware, Inc. to Vivian Macdonald (incorporated by reference to exhibit number 10.46 of Form 10-Q for the quarterly period ended July 29, 2006 filed by Restoration Hardware, Inc. with the Securities and Exchange Commission on September 7, 2006).

99.(d)(1)(R)	Letter Agreement, dated June 5, 2006, between Restoration Hardware, Inc. and Bonnie McConnell-Orofino (incorporated by reference to exhibit number 10.47 of Form 10-Q for the quarterly period ended July 29, 2006 filed by Restoration Hardware, Inc. with the Securities and Exchange Commission on September 7, 2006).

99.(d)(1)(S)	Offer of Employment Letter for Gary G. Friedman dated as of March 15, 2001 (incorporated by reference to exhibit number 10.30 of Form 8-K filed by Restoration Hardware, Inc. with the Securities and Exchange Commission on April 2, 2001).

99.(d)(1)(T)	Compensation and Severance Agreement between Restoration Hardware, Inc. and Gary G. Friedman, amended and restated February 5, 2004 (incorporated by reference to exhibit number 10.2 of Form 10-Q for the quarterly period ended May 1, 2004 filed by Restoration Hardware, Inc. with the Securities and Exchange Commission on June 7, 2004).

99.(d)(1)(U)	First Amendment, dated January 24, 2008, to the Agreement and Plan of Merger, dated as of November 8, 2007, by and among Restoration Hardware, Inc., Home Holdings, LLC, and Home Merger Sub, Inc. (incorporated by reference to exhibit number 2.1 of Form 8-K filed by Restoration Hardware, Inc. with the Securities and Exchange Commission on January 24, 2008).

99.(d)(1)(V)	Stockholder Voting Agreement entered into by Restoration Hardware, Inc. and Gary G. Friedman, dated as of November 8, 2007 (incorporated by reference to exhibit number (d)(17) of the Schedule 13e-3 filed by Restoration Hardware, Inc., Home Holdings, LLC, Home Merger Sub, Inc., Catterton Partners VI, L.P., Catterton Partners VI Offshore, L.P., Gary G. Friedman, Glenhill Capital LP, Glenhill Capital Overseas Master Fund, LP, and Glenn J. Krevlin with the Securities and Exchange Commission on February 19, 2008).

99.(d)(1)(W)	Stockholder Voting Agreement entered into by Restoration Hardware, Inc. and Glenhill Capital LP, dated as of November 8, 2007 (incorporated by reference to exhibit number (d)(18) of the Schedule 13e-3 filed by Restoration Hardware, Inc., Home Holdings, LLC, Home Merger Sub, Inc., Catterton Partners VI, L.P., Catterton Partners VI Offshore, L.P., Gary G. Friedman, Glenhill Capital LP, Glenhill Capital Overseas Master Fund, LP, and Glenn J. Krevlin with the Securities and Exchange Commission on February 19, 2008).

99.(d)(1)(X)	Stockholder Voting Agreement entered into by Restoration Hardware, Inc. and Glenhill Capital Overseas Master Fund, LP, dated as of November 8, 2007 (incorporated by reference to exhibit number (d)(19) of the Schedule 13e-3 filed by Restoration Hardware, Inc., Home Holdings, LLC, Home Merger Sub, Inc., Catterton Partners VI, L.P., Catterton Partners VI Offshore, L.P., Gary G. Friedman, Glenhill Capital LP, Glenhill Capital Overseas Master Fund, LP, and Glenn J. Krevlin with the Securities and Exchange Commission on February 19, 2008).

99.(d)(1)(Y)	Stockholder Voting Agreement entered into by Restoration Hardware, Inc. and Glenhill Capital Concentrated Long Master Fund LLC, dated as of November 8, 2007 (incorporated by reference to exhibit number (d)(20) of the Schedule 13e-3 filed by Restoration Hardware, Inc., Home Holdings, LLC, Home Merger Sub, Inc., Catterton Partners VI, L.P., Catterton Partners VI Offshore, L.P., Gary G. Friedman, Glenhill Capital LP, Glenhill Capital Overseas Master Fund, LP, and Glenn J. Krevlin with the Securities and Exchange Commission on February 19, 2008).

99.(d)(1)(Z)	Stockholder Voting Agreement entered into by Restoration Hardware, Inc. and Glenn J. Krevlin, dated as of November 8, 2007 (incorporated by reference to exhibit number (d)(21) of the Schedule 13e-3 filed by Restoration Hardware, Inc., Home Holdings, LLC, Home Merger Sub, Inc., Catterton Partners VI, L.P., Catterton Partners VI Offshore, L.P., Gary G. Friedman, Glenhill Capital LP, Glenhill Capital Overseas Master Fund, LP, and Glenn J. Krevlin with the Securities and Exchange Commission on February 19, 2008).

99.(d)(1)(AA)	Stockholder Voting Agreement entered into by Restoration Hardware, Inc. and Micro Cap Partners, L.P., dated as of November 8, 2007 (incorporated by reference to exhibit number (d)(22) of the Schedule 13e-3 filed by Restoration Hardware, Inc., Home Holdings, LLC, Home Merger Sub, Inc., Catterton Partners VI, L.P., Catterton Partners VI Offshore, L.P., Gary G. Friedman, Glenhill Capital LP, Glenhill Capital Overseas Master Fund, LP, and Glenn J. Krevlin with the Securities and Exchange Commission on February 19, 2008).

99.(d)(1)(BB)	Stockholder Voting Agreement entered into by Restoration Hardware, Inc. and Palo Alto Small Cap Master Fund, L.P., dated as of November 8, 2007 (incorporated by reference to exhibit number (d)(23) of the Schedule 13e-3 filed by Restoration Hardware, Inc., Home Holdings, LLC, Home Merger Sub, Inc., Catterton Partners VI, L.P., Catterton Partners VI Offshore, L.P., Gary G. Friedman, Glenhill Capital LP, Glenhill Capital Overseas Master Fund, LP, and Glenn J. Krevlin with the Securities and Exchange Commission on February 19, 2008).

99.(d)(1)(CC)	Stockholder Voting Agreement entered into by Restoration Hardware, Inc. and UBTI Free, L.P., dated as of November 8, 2007 (incorporated by reference to exhibit number (d)(24) of the Schedule 13e-3 filed by Restoration Hardware, Inc., Home Holdings, LLC, Home Merger Sub, Inc., Catterton Partners VI, L.P., Catterton Partners VI Offshore, L.P., Gary G. Friedman, Glenhill Capital LP, Glenhill Capital Overseas Master Fund, LP, and Glenn J. Krevlin with the Securities and Exchange Commission on February 19, 2008).

99.(d)(1)(DD)	Stockholder Voting Agreement entered into by Restoration Hardware, Inc. and Reservoir Master Fund, L.P., dated as of November 8, 2007 (incorporated by reference to exhibit number (d)(25) of the Schedule 13e-3 filed by Restoration Hardware, Inc., Home Holdings, LLC, Home Merger Sub, Inc., Catterton Partners VI, L.P., Catterton Partners VI Offshore, L.P., Gary G. Friedman, Glenhill Capital LP, Glenhill Capital Overseas Master Fund, LP, and Glenn J. Krevlin with the Securities and Exchange Commission on February 19, 2008).

99.(d)(1)(EE)	Stockholder Voting Agreement entered into by Restoration Hardware, Inc. and Vardon Capital Management, LLC, dated as of November 8, 2007 (incorporated by reference to exhibit number (d)(26) of the Schedule 13e-3 filed by Restoration Hardware, Inc., Home Holdings, LLC, Home Merger Sub, Inc., Catterton Partners VI, L.P., Catterton Partners VI Offshore, L.P., Gary G. Friedman, Glenhill Capital LP, Glenhill Capital Overseas Master Fund, LP, and Glenn J. Krevlin with the Securities and Exchange Commission on February 19, 2008).

99.(d)(1)(FF)	Amendment to Stockholder Voting Agreement entered into by Restoration Hardware, Inc. and Gary G. Friedman, dated as of January 24, 2008 (incorporated by reference to exhibit number (d)(27) of the Schedule 13e-3 filed by Restoration Hardware, Inc., Home Holdings, LLC, Home Merger Sub, Inc., Catterton Partners VI, L.P., Catterton Partners VI Offshore, L.P., Gary G. Friedman, Glenhill Capital LP, Glenhill Capital Overseas Master Fund, LP, and Glenn J. Krevlin with the Securities and Exchange Commission on February 19, 2008).

99.(d)(1)(GG)	Amendment to Stockholder Voting Agreement entered into by Restoration Hardware, Inc. and Glenhill Capital LP, dated as of January 24, 2008 (incorporated by reference to exhibit number (d)(28) of the Schedule 13e-3 filed by Restoration Hardware, Inc., Home Holdings, LLC, Home Merger Sub, Inc., Catterton Partners VI, L.P., Catterton Partners VI Offshore, L.P., Gary G. Friedman, Glenhill Capital LP, Glenhill Capital Overseas Master Fund, LP, and Glenn J. Krevlin with the Securities and Exchange Commission on February 19, 2008).

99.(d)(1)(HH)	Amendment to Stockholder Voting Agreement entered into by Restoration Hardware, Inc. and Glenhill Capital Overseas Master Fund, LP, dated as of January 24, 2008 (incorporated by reference to exhibit number (d)(29) of the Schedule 13e-3 filed by Restoration Hardware, Inc., Home Holdings, LLC, Home Merger Sub, Inc., Catterton Partners VI, L.P., Catterton Partners VI Offshore, L.P., Gary G. Friedman, Glenhill Capital LP, Glenhill Capital Overseas Master Fund, LP, and Glenn J. Krevlin with the Securities and Exchange Commission on February 19, 2008).

99.(d)(1)(II)	Amendment to Stockholder Voting Agreement entered into by Restoration Hardware, Inc. and Glenhill Capital Concentrated Long Master Fund LLC, dated as of January 24, 2008 (incorporated by reference to exhibit number (d)(30) of the Schedule 13e-3 filed by Restoration Hardware, Inc., Home Holdings, LLC, Home Merger Sub, Inc., Catterton Partners VI, L.P., Catterton Partners VI Offshore, L.P., Gary G. Friedman, Glenhill Capital LP, Glenhill Capital Overseas Master Fund, LP, and Glenn J. Krevlin with the Securities and Exchange Commission on February 19, 2008).

99.(d)(1)(JJ)	Amendment to Stockholder Voting Agreement entered into by Restoration Hardware, Inc. and Glenn J. Krevlin, dated as of January 24, 2008 (incorporated by reference to exhibit number (d)(31) of the Schedule 13e-3 filed by Restoration Hardware, Inc., Home Holdings, LLC, Home Merger Sub, Inc., Catterton Partners VI, L.P., Catterton Partners VI Offshore, L.P., Gary G. Friedman, Glenhill Capital LP, Glenhill Capital Overseas Master Fund, LP, and Glenn J. Krevlin with the Securities and Exchange Commission on February 19, 2008).

99.(d)(1)(KK)	Amendment to Stockholder Voting Agreement entered into by Restoration Hardware, Inc. and Micro Cap Partners, L.P., dated as of January 24, 2008 (incorporated by reference to exhibit number (d)(32) of the Schedule 13e-3 filed by Restoration Hardware, Inc., Home Holdings, LLC, Home Merger Sub, Inc., Catterton Partners VI, L.P., Catterton Partners VI Offshore, L.P., Gary G. Friedman, Glenhill Capital LP, Glenhill Capital Overseas Master Fund, LP, and Glenn J. Krevlin with the Securities and Exchange Commission on February 19, 2008).

99.(d)(1)(LL)	Amendment to Stockholder Voting Agreement entered into by Restoration Hardware, Inc. and Palo Alto Small Cap Master Fund, L.P., dated as of January 24, 2008 (incorporated by reference to exhibit number (d)(33) of the Schedule 13e-3 filed by Restoration Hardware, Inc., Home Holdings, LLC, Home Merger Sub, Inc., Catterton Partners VI, L.P., Catterton Partners VI Offshore, L.P., Gary G. Friedman, Glenhill Capital LP, Glenhill Capital Overseas Master Fund, LP, and Glenn J. Krevlin with the Securities and Exchange Commission on February 19, 2008).

99.(d)(1)(MM)	Amendment to Stockholder Voting Agreement entered into by Restoration Hardware, Inc. and UBTI Free, L.P., dated as of January 24, 2008 (incorporated by reference to exhibit number (d)(34) of the Schedule 13e-3 filed by Restoration Hardware, Inc., Home Holdings, LLC, Home Merger Sub, Inc., Catterton Partners VI, L.P., Catterton Partners VI Offshore, L.P., Gary G. Friedman, Glenhill Capital LP, Glenhill Capital Overseas Master Fund, LP, and Glenn J. Krevlin with the Securities and Exchange Commission on February 19, 2008).

99.(d)(1)(NN)	Amendment to Stockholder Voting Agreement entered into by Restoration Hardware, Inc. and Reservoir Master Fund, L.P., dated as of January 24, 2008 (incorporated by reference to exhibit number (d)(35) of the Schedule 13e-3 filed by Restoration Hardware, Inc., Home Holdings, LLC, Home Merger Sub, Inc., Catterton Partners VI, L.P., Catterton Partners VI Offshore, L.P., Gary G. Friedman, Glenhill Capital LP, Glenhill Capital Overseas Master Fund, LP, and Glenn J. Krevlin with the Securities and Exchange Commission on February 19, 2008).

99.(d)(1)(OO)	Amendment to Stockholder Voting Agreement entered into by Restoration Hardware, Inc. and Vardon Capital Management, LLC, dated as of January 24, 2008 (incorporated by reference to exhibit number (d)(36) of the Schedule 13e-3 filed by Restoration Hardware, Inc., Home Holdings, LLC, Home Merger Sub, Inc., Catterton Partners VI, L.P., Catterton Partners VI Offshore, L.P., Gary G. Friedman, Glenhill Capital LP, Glenhill Capital Overseas Master Fund, LP, and Glenn J. Krevlin with the Securities and Exchange Commission on February 19, 2008).

99.(g)	Not applicable.

99.(h)	Not applicable.